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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Financial Network Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fleet Street
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Holland 410-895-1079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/6

OATH OR AFFIRMATION

I, Angela Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mutual Financial Network Securities, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

TIFFANY A. DUNNIGAN
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires May 29, 2013

Angela Holland

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 9
Supplementary Information:	
Schedule 1 – Computation of Net Capital under SEC Rule 15c3-1	10
Schedule 2 – Determination of Reserve Requirement under Rule 15c3-3	11
Schedule 3 – Information for Possession or Control Requirements under Rule 15c3-3	12
Report of Independent Registered Public Accounting Firm on Internal Control	13

* * * * * * *

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Board of Directors
Old Mutual Financial Network Securities, Inc.:

We have audited the accompanying statement of financial condition of Old Mutual Financial Network Securities, Inc., (the Company) as of December 31, 2009, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Financial Network Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

February 25, 2010

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	1,179,449
Other assets		18,076
Current tax receivable		416,312
Total assets	$	1,613,837

Liabilities and Stockholder's Equity

Liabilities:		
Intercompany payable	$	333,533
Total liabilities		333,533
Stockholder's equity:		
Common stock, $10 par value. Authorized, issued and outstanding 10,000 shares		100,000
Additional capital in excess of par value		8,028,553
Retained deficit		(6,848,249)
Total stockholder's equity		1,280,304
Total liabilities and stockholder's equity	$	1,613,837

See accompanying notes to financial statements.

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Operations

Year ended December 31, 2009

Revenues:		
Commission revenue from sale of investment company shares	$	—
Total revenue		—
Expenses:		
Compensation and related costs		26,937
Regulatory fees and expenses		21,051
Administrative and other expenses		6,144
Advertising, promotion and distribution		38
Total expenses		54,170
Net loss before income taxes		(54,170)
Provision for income taxes		70,714
Net loss	$	(124,884)

See accompanying notes to financial statements.

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

		Common stock	Additional capital in excess of par value	Retained deficit	Total
Balance, December 31, 2008	$	100,000	8,028,553	(6,723,365)	1,405,188
Net loss		—	—	(124,884)	(124,884)
Balance, December 31, 2009	$	100,000	8,028,553	(6,848,249)	1,280,304

See accompanying notes to financial statements.

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(124,884)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in intercompany payable		(373,460)
Decrease in intercompany receivable		102,959
Decrease in current tax receivable		468,290
Decrease in other assets		17,241
Net cash provided by operating activities		90,146
Net decrease in cash and cash equivalents		90,146
Cash and cash equivalents at beginning of year		1,089,303
Cash and cash equivalents at end of year	$	1,179,449

See accompanying notes to financial statements.

(1) Description of Business

Old Mutual Financial Network Securities, Inc. (the Company) was organized in 1985 under the laws of the state of Maryland and is a wholly owned subsidiary of OM Financial Life Insurance Company (OMFLIC) which is an indirect subsidiary of Old Mutual U.S. Holdings (OMUSH). The Company is a registered broker-dealer under the Securities Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company had been the principal underwriter providing distribution services of OMFLIC's variable annuities through distribution agreements with other unaffiliated broker-dealers. During 2008, the Company ceased underwriting these products and therefore in 2009, the operations of the Company were limited to supporting the existing policies. Ongoing operations of the Company will be limited to supporting existing products or until a decision is made to underwrite other products.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statements are prepared in accordance with U.S. generally accepted accounting principles which require the use of estimates made by management. Actual results may vary from those estimates.

The Company has evaluated subsequent events from the balance sheet date through February 25, 2010, the date at which the financial statements were issued, and determined there are no other items to disclose.

(b) Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments in money market accounts. The cost of these investments is equivalent to fair value.

(c) Revenue Recognition

The Company is not currently engaged in revenue generating activities. Commission revenue is recognized when earned and recorded when the policy is issued.

(d) Income Taxes

Income taxes are recorded in accordance with the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Pursuant to FASB ASC 740, *Income Taxes*, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

(3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the

(Continued)

Company had net capital of $845,916, which was in excess of required net capital of $22,236. The aggregate indebtedness to net capital ratio was 0.39 to 1 at December 31, 2009.

The Company operates under the (k)(1) exemptive provisions to SEC Rule 15c3-3; therefore, computations of reserve requirements and information related to possession and control are not applicable.

The Company did not have any liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2009.

(4) Transactions with Affiliates

All operating expenses incurred and recorded by the Company are paid by Old Mutual Business Services, Inc. (OMBS), an affiliate. The Company periodically settles the intercompany due to or from OMBS by cash transfer. Expenses charged to the Company by OMBS are based on estimates of time incurred by personnel involved with the Company's operations. During 2009, the Company reported $333,533 payable to OMBS for expenses incurred primarily in 2008.

The Company shares certain office facilities with OMFLIC and is billed under the administrative services agreement for the use of these office facilities.

During 2009, the Company did not report any commission revenue related to the underwriting of OMFLIC's variable annuities as no new variable annuity products were sold during the year.

(5) Income Taxes

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3)the impact of tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income, and the feasibility of ongoing tax planning strategies.

Prior to 2009, the Company participated in a consolidated tax filing with a number of related entities. Due to an internal restructuring which involved the sale of OMUSH, an indirect owner of the Company, to OM Group UK Limited, another subsidiary of the ultimate parent, Old Mutual Plc., the Company is no longer eligible to participate in that filing. A final settlement under the tax sharing arrangement of $70,714, was made in 2009. Going forward, the Company will file a separate return with the Internal Revenue Service.

As of December 31, 2009, the Company had deferred tax assets of $2,115,555 for the current and prior period federal and state net operating losses and capitalized assets. The majority of the DTAs relate to unrelieved losses that expire between 2023 and 2029 if not utilized by the Company. Because the Company has not demonstrated the ability to generate profits sufficient to utilize its losses on a standalone basis and there are not any projections of profits in the near term, a valuation allowance is established against all of its deferred tax assets.

Income taxes:		
Current federal income tax expense	$	—
Current tax sharing expense settlement		70,714
Change in deferred income taxes		—
Total income tax expense	$	70,714
Deferred tax assets:		
2002-2006 Federal NOLs	$	5,772
2007 Federal NOL		658,707
2008 Federal NOL		1,131,505
2009 Federal NOL		21,622
Total Federal NOLs		1,817,606
State NOL's		292,553
Other DTAs		5,396
Total DTA		2,115,555
Federal valuation allowance		(1,817,606)
State valuation allowance		(292,553)
Other DTA valuation allowance		(5,396)
Net deferred tax asset	$	—
Reconciliation of taxes:		
Net loss from operations before income taxes	$	(54,170)
Expected income tax (benefit) at 35%	$	(18,960)
Increase (decrease) in tax resulting from:		
Final tax sharing settlement		70,714
Valuation allowance for federal NOLs		19,348
Other		(388)
Total income tax expense (benefit)	$	70,714

(Continued)

On January 1, 2009, the Company adopted new accounting guidance which addresses how companies should account for, recognize and measure a tax position taken or expected to be taken in a tax return as well as providing guidance on derecognition, classification, interest and penalties. In order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50% likely to be realized upon resolution of the benefit. Because of the Company's history of losses and the absence of tax planning, no material uncertain positions were identified. Therefore, adoption of this guidance had no impact on the Company's financial position.

Schedule 1

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1

December 31, 2009

Net capital:		
Total stockholder's equity from statement of financial condition	$	1,280,304
Nonallowable assets:		
Receivable from affiliates		416,312
Other assets		18,076
Net capital before haircuts on securities	$	845,916
Haircuts on securities		—
Net capital after haircuts on securities	$	845,916
Company's minimum net capital requirement		22,236
Excess net capital	$	823,680
Total aggregate indebtedness from statement of financial condition	$	333,533
Percentage of aggregate indebtedness to net capital after haircuts on securities		39.43%

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA and the above computation.

See accompanying report of independent registered public accounting firm.

Schedule 2

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Determination of Reserve Requirement under Rule 15c3-3

December 31, 2009

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company have "limited business (mutual funds and/or variable annuities only)." As of December 31, 2009, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2009

	Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondents' possession or control as of December 31, 2009, for which instructions to reduce to possession or control had been issued as of December 31, 2009, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	None	None

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors
Old Mutual Financial Network Securities, Inc.:

In planning and performing our audit of the financial statements of Old Mutual Financial Network Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 25, 2010

KPMG

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Financial Statements

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)